

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 29, 2006

Mr. Bedo H. Kalpakian
Chief Executive Officer and Chief Financial Officer
Bronx Ventures Inc.
Suite 100
1255 West Pender Street
Vancouver, British Columbia
CANADA V6E 2V1

> **Re:** **Bronx Ventures Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed June 28, 2006**
> **File No. 0-16353**

Dear Mr. Kalpakian:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Securities of a Related Company, page 15

1.   We note your disclosures regarding the Las Vegas Securities that were held,
        purchased and sold from December 31, 2003 through December 31, 2005, both
        here and on page 26. We are not able to reconcile the number of Las Vegas
        Securities disclosed as being held on December 31, 2003, 2004 and 2005 to the
        purchases and sales of Las Vegas Securities disclosed during fiscal 2004 and
        2005. Please provide us with a rollforward schedule from December 31, 2003
        through December 31, 2005 that explains how the number of Las Vegas
        Securities held on December 31, 2003, 2004 and 2005 relates to the disclosed
        purchases and sales during fiscal 2004 and 2005. Based on this reconciliation,
        revise your disclosures on the pages cited above as necessary, or explain why
        such revision is not needed.

Summary of Quarterly Results, page 22

2.   Revise this section to address the changes in your results of operations from year
        to year for each year in which financial statements are required. This discussion
        should address the causes of material changes from year to year to the extent
        necessary for an understanding of the company's business as a whole. We note
        you have not discussed the results in relation to your mining operations. Refer to
        Item 5 of the instructions to Form 20-F.

Exhibits, page 51

3.   In an amended filing, include your accountants' consent as an exhibit.

Balance Sheets, page 56

4.   The Division of Investment Management has asked us to advise you that, on the
        basis of the information in the Registrant's Form 20-F, and most recently filed
        Form 6-K, it appears that the Registrant may be an investment company as
        defined in the Investment Company Act of 1940 ("1940 Act"). Accordingly,
        please explain why the Registrant should not be considered an investment
        company subject to registration and regulation under the 1940 Act. In so doing,
        please provide us with any analysis and calculations necessary to support your
        position.

Statements of Operations and Deficit, page 57

5.   We note the nature of your revenues, as described on page seven and eight, are no longer anticipated due to the sale of your investment in the card games software. Tell us why you report this as revenue rather than discontinued operations. We note that you have sold such investment in 2006, as disclosed on page seven, and your principal business is the exploration and development of natural resources.

6.   Tell us the reasons for your classifications of the following items as either Expenses or Other Items in this statement. In this regard, it is unclear the distinction of Other Items in the statement, including the line item "Income (Loss) Before Other Items." We may have further comment.

- Finance, interest and foreign exchange
- Write-down of investment in Inter-Café Project

Exhibit 31.1 Certification, page 85

7.   Provide a signed certification worded exactly as shown in paragraph 12 of the instructions to exhibits on page 62 of 64 of Form 20-F. A copy of Form 20-F can be accessed on the SEC website at http://www.sec.gov/divisions/corpfin/forms/exchange.shtml Please contact us if you have questions in this regard.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3761, or Kimberly Calder at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief